GREGORY B. LIPSKER, PLLC

ATTORNEY AT LAW

1017 WASHINGTON MUTUAL FINANCIAL CENTER

601 WEST MAIN AVENUE

SPOKANE, WASHINGTON   99201-0677

Telephone: (509) 232-2219

Facsimile: (509) 455-8483

glipsker@aol.com

August 13, 2009

Attention: Mr. Ryan Houseal

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Butte Highlands Mining Company

Registration Statement on Form 10

Filed May 5, 2009
File No. 000-53662

Dear Mr. Houseal,

We have reviewed the June 5, 2009 Staff Comments concerning the Form 10 filing by Butte Highlands Mining Company and we offer the following responses.

General

1.

Please update the financial statements pursuant to Article 8-08 of Regulation S-X.

The financial statements have now been updated to March 31, 2009

Part 1

Item 1. Description of Business, page 2

History, page 2

2.

You state that as part of your October 1996 reorganization you “obtained an order from the Superior Court of Spokane County, Washington appointing a trustee for the benefit of those stockholders which could not be located” in order to obtain the quorum necessary for the special meetings relating to the reorganization. Please more fully describe the nature of the reorganization and the role the Spokane County Superior Court played in the process. See Item 101(a)(1) of Regulation S-K.

The initial disclosure has been deleted with more specific language regarding reason for the appointment of the trustee and the nature of the recapitalization has been inserted

August 13, 2009

Mr. Houseal

Risk Factors, page 2

3.

We note your disclosure in the “History” section on page two that prior to the sale of your mineral properties in 2007 you were engaged in the exploring, mining and developing of mineral properties. We further note your risk factor disclosure on page two that as a result of your prior involvement in mineral exploration you may have environmental liability. In your response letter, please tell us whether any of the properties that were formerly owned by you have been listed as sites that are subject to the Comprehensive Environmental Response Compensation, Liability Act (CERCLA). In addition, please include a concise discussion of any remediation costs or other liabilities, if any, which you may ultimately be subject to under CERCLA as a result of your prior operation and ownership of mining properties.

On January 21, 2005 the Company entered into a Settlement Agreement (Agreement) with the United States Department of Agriculture, Forest Service.  The Agreement concerned the Butte Highlands Millsite in the Butte Ranger District of the Beaverhead Deerlodge National Forest in Silver Bow County, Montana (the “Site”). In response to the release, or threatened release, of hazardous substances at or from the Site, the Forest Service undertook response actions pursuant to section 104 of the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (“CERCLA”). The site included several tailings piles with elevated levels of hazardous substances (Arsenic and copper). The Forest Service performed a removal action on the Site during the summer of 2000 which included consolidating and capping the tailings material in a repository near the Site. Without admitting any liability, the Company entered into the Agreement  and settles the claim for the sum of one hundred thousand dollars ($100,000.00) which amount has been paid in full.

4.

As a related matter, we note that your Risk Factors section should be presented after the Item 1 Business Disclosure as a separate Item 1A. Please revise your document accordingly.

The Risk Factors are now presented after the Item 1 Business Disclosure as a separate Item 1A.

Competition, page 4

5.

On page 5 you state that after selling your mining operations your company has become inactive, that you “intend to acquire an interest in a business and that you will not restrict |y|our search to any specific business or industry.” However, in your “Competition” section on page 4 that you state that you compete for opportunities to discover and acquire mining properties. Given that you indicate throughout your document that you are a blank check entity with no limitation regarding the nature of the business in which you might engage, please revise your “Competition” section so that it conforms to your plan of operations as otherwise described throughout the document.

The Competition section has been revised to delete any reference to the natural resource industry and the following disclosure has been inserted; “The Company is and will remain an insignificant participant among the firms that are seeking to acquire an interest in a business opportunity.  Most established venture capital and financial concerns have significantly greater

August 13, 2009

Mr. Houseal

financial and personnel resources and technical expertise than the Company.  In view of the Company’s limited financial resources and limited management availability, the Company will continue to be at a significant disadvantage compared to the Company’s competitors.”

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5

6.

You state that you expect to be able to satisfy your cash requirements during the next 12 months and do not foresee the need to raise additional capital during that period. Please tell us whether you considered the additional costs associated with being a public reporting company when determining your anticipated capital needs over the next 12 months. As applicable, provide quantitative information regarding the effect that your status as a public company will have on your material cash requirements during the next 12 months.

The Company did consider the additional costs associated with being a public reporting company when determining its anticipated capital needs over the next twelve months. The disclosure now sets forth that the Company estimates that the annual costs associated with being a reporting public company will approximately $47,000. This amount is comprised of accounting fees of approximately  $38,500 and legal fees of $7,500.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 8

Executive Officers and Directors, page 8

7.

We note that you have not identified the individual serving in the capacity as your principal financial officer. Please identify the individual who serves in such capacity or discharges those functions.

Paul Hatfield is now identified as the person serving in the capacity as the principal financial officer.

Item 6. Executive Compensation, page 9

8.

We note that you disclose the amounts of annual fees paid to your directors during the years 2007 and 2008 but do not discuss compensation paid to your executive officers. Please revise to clarify, if true, that none of your “named executive officers” as defined in Item 402(a)(3) of Regulation S-K received compensation for their services in their capacity as an executive officer of your company during 2008. If any of your named executive officers received compensation 2008, you must amend your document to provide the compensation data required by Item 402(n) of Regulation S-K.

Disclosure has been revised to clarify that none of the Company’s “named executive officers” as defined in Item 402(a)(3) of Regulation S-K received compensation for their services in their capacity as an executive officer of  the Company during 2008.

August 13, 2009

Mr. Houseal

Part II

Item 1. Market Price of Common Equity and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 10

9.

You have not included the information required by Item 201(d) of Regulation     S-K. Please advise.

The information required by Item 201 (d) of Regulation SK was not included because the Company has no securities authorized for issuance under equity compensation plans. The disclosure has now been revised to affirmatively disclose that fact.

Part II

Item 4. Recent Sales of Unregistered Securities, page 11

10.

You issued 500,000 shares of your class A common stock to two of your directors during fiscal year 2007. Please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. See item 701(d) of Regulation S-K.

This disclosure has now been revised to include the exemption from registration relied upon for the issuance of the 500,000 shares of the Company’s class A common stock to two directors during fiscal year 2007.

Part FS

Report of Independent Registered Accounting Firm, page 13

11.

Please confirm that your independent accounting firm opined on the financial statements for the period of May 18, 2007 (inception of development stage) to December 31, 2008. If so, please revise the report of your independent accounting firm to indicate as such.

The independent accounting firm opined on the financial statements for the period of May 18, 2007 (inception of development stage) to December 31, 2008. The report of the independent accounting firm has been revised to so indicate.

Statements of Operations and Comprehensive Loss, page 15

12.

We note that the Company has both Class A and Class B common stock outstanding. Tell us what consideration you gave to computing earnings per share for both Class A and Class B common shares pursuant to the two-class method. Refer to paragraph 61(d) of SFAS 128 and EITF 03-6.

In reviewing SFAS 128, It is our belief that the two-class method of computing earnings per share is not required because the two classes of common stock are identical except for voting rights.   As stated in Note 1 and Note 5 stockholders representing approximately 76% of the

August 13, 2009

Mr. Houseal

outstanding capital stock could not be located.  In order to obtain the quorum necessary for the special meetings, the Company obtained an order from the Superior Court of Spokane County, Washington appointing a trustee for the benefit of those stockholders which could not be located. After obtaining this order, the Company adopted a plan of reorganization.  Under this plan of reorganization, the Company increased authorized common stock to 25,000,000 shares of which 23,292,907 were designated as Class A voting common stock and 1,707,093 were designated as Class B nonvoting common stock.  Other than being a nonvoting class, Class B common stock shares all of the other rights and privileges of Class A common stock.  Additionally, if the two class method were used the EPS would be identical.

Statement of Stockholders’ Equity, page 16

13.

We note from your disclosures in Note 9 that the Company incorrectly understated the number of outstanding Class A common shares by 5,000 and overstated the number of outstanding Class B common shares by 17,619. Tell us where you corrected the Class A common shares outstanding in the Statement of Stockholders’ Equity. Also, describe the facts and circumstances that lead to these errors and tell us the specific periods that were misstated. In this regard, if the error relates to periods prior to December 31, 2008, then explain further why you did not correct such periods accordingly.

Prior to 1995 and prior to the Company retaining a transfer agent an error was made in the calculation of the number of outstanding shares.  In the current period the Company reconciled with the transfer agent and the error was discovered.  The Company will amend the Statement of Stockholders Equity to show the corrections in the year ended 2006, which is the earliest year presented.

Notes to Financial Statements, page 18

Note 4 – Investments, page 24

14.

We note that the Company’s investment in Timberline Resources common stock had a market value of $448,200 and $50,760 at December 31, 2007 and 2008, respectively. Please explain in greater detail how you considered FSP FAS 115-1 and 124-1 and SAB Topic 5.M in concluding that investment was not other-than-temporarily impaired. Also, tell us how you considered the disclosure requirements of paragraph 17.b FSP FAS 115-1 and FAS 124-1.

While the Company’s investment is impaired as defined by FSP 115-1 and 124-1 paragraph 9, we have considered factors as stated in SAB Topic 5.M as outlined below and based on that evaluation have determined that the investments is not other than temporarily impaired.  As a result the Company will amend Note 4 with the following which we believe satisfies paragraph 17.b FSP FAS 115-1 and 124-1.

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired (in millions), aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2008:

August 13, 2009

Mr. Houseal

	Less than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Marketable Equity Securities	$ 50,760	$ 165,240	-	-	$ 50,760	$ 165,240

The Company’s investments in marketable equity securities consist solely of an investment in common stock of a company in the precious metals and minerals industry.  The severity of the impairment and the duration of the impairment (less than 12 months) correlates with the drop in the precious metals and minerals industry and the slowdown in the overall US economy over the last 12 months. The Company evaluated the near-term prospects of the issuer in relation to the severity and duration of the impairment. Based on that evaluation and the Company’s ability and intent to hold those investments for a reasonable period of time sufficient for a recovery of fair value, the Company does not consider the investment to be other-than-temporarily impaired at December 31, 2008.

Note 8 – Income Taxes, page 26

15.

Please revise the table on the bottom page of 26 to show the components of deferred tax assets that add up to the total deferred tax assets of $10,000 and $31,952 at December 31, 2008 and 2007, respectively.

The Company will revise the table as follows:

	2008	2007
Net operating loss carryforwards	10,000	-
Capital loss carryforwards	-	31,952
Total deferred tax asset	10,000	31 952
Valuation allowance for deferred asset	(10,000)	(31,952)
Net deferred tax asset	-	-

Part III

Item 1. Index to Exhibits, page 28

General

16.

We note your disclosure on page 6 that on May 17, 2007 you sold your remaining mining claims to Timberline Resources. Please advise as to why you have not filed as exhibits to your registration statement agreements related to this transaction. See items 601(b)(2) and 601(b)(10) of Regulation S-K. In addition, please tell us whether you considered including in your document a discussion of the material terms of the sale of your remaining mining claims

August 13, 2009

Mr. Houseal

in Management’s Discussion and Analysis as the payment received by your company from the sale of your remaining mining claims was sizable and material to your financial results.

The Asset Purchase Agreement by and between Timberline Resources Corporation and Butte Highlands Mining Company is now filed as Exhibit 10 to the registration statement. A discussion of the material terms of the sale is now included in Management’s Discussion and Analysis.

17.

We refer to comment 2 of this letter regarding the order you obtained from the Superior Court of Spokane County, Washington appointing a trustee for the benefit of those stockholders which could not be located. In your response, please identify the appointed trustee and provide with your response a copy of the court order. In addition, tell us whether a trust agreement exists with respect to the trust, and if such a trust agreement exists, file a copy of the trust agreement as an exhibit to your amended registration statement pursuant to Items 601(b)(4) and (b)(9) of Regulation S-K.

The order obtained from the Superior Court of Spokane County, Washington appointed James A. Fish as trustee to represent and vote for missing shareholders of record at the special meeting of Butte Highlands Mining Company held on September 20, 1996. Mr. Fish was an attorney from Spokane Washington and unaffiliated with the Company. No trust agreement exists with regard to the trust. A copy of the order is filed as Exhibit 99.2 to the registration statement.

The company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding  initiated by the Commission or any person under the federal securities laws of the United States.

A letter from the Company acknowledging the foregoing is included with this correspondence.

Hopefully, all outstanding issues have now been resolved. Should you have any questions please do not hesitate to contact me at (509) 232-2219.

Very truly yours,

Gregory B. Lipsker, PLLC

       /s/ Gregory B. Lipsker

By:_____________________

Gregory B. Lipsker